--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                           -------------------------
                                   FORM 11-K
                           -------------------------
           ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES
           EXCHANGE ACT OF 1934 FOR THE YEAR ENDED DECEMBER 31, 1998

                           -------------------------
                         COMMISSION FILE NUMBER 1-14180
                           -------------------------
                               LORAL SAVINGS PLAN
                           -------------------------
                       LORAL SPACE & COMMUNICATIONS LTD.
                                600 THIRD AVENUE
                            NEW YORK, NEW YORK 10016

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

                                   SIGNATURES

     Pursuant to the requirements of the Securities Exchange Act of 1934, the Savings Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

                                                    LORAL SAVINGS PLAN

                                          --------------------------------------
                                                          (Plan)

                                          BY:         STEPHEN L. JACKSON

                                             -----------------------------------
                                                     Stephen L. Jackson
                                                      Committee Member

Date: June 22, 1999

                               LORAL SAVINGS PLAN

                               TABLE OF CONTENTS
                           -------------------------

                                                              PAGE
                                                              ----
Report of Independent Accountants...........................    1
Financial Statements
  Statements of Net Assets Available For Plan Benefits With
     Fund Information as of December 31, 1998 and 1997......    2
  Statements of Changes in Net Assets Available For Plan
     Benefits With Fund Information for the years ended
     December 31, 1998 and 1997.............................    3
Notes to Financial Statements...............................    4
Supplemental Schedules
  Item 27a -- Schedule of Assets Held for Investment
     Purposes as of December 31, 1998.......................   12
  Item 27d -- Schedule of Reportable Transactions for the
     year ended December 31, 1998...........................   13
Exhibit
  Consent of Independent Accountants........................   14

                        INDEPENDENT ACCOUNTANTS' REPORT

To the Participants and
  Plan Administrator of the
  Loral Savings Plan

     We have audited the accompanying statements of net assets available for plan benefits of the Loral Savings Plan (the Plan) as of December 31, 1998 and 1997, and the related statement of changes in net assets available for plan benefits for the years ended December 31, 1998 and 1997. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

     We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 31, 1998 and 1997, and the changes in net assets available for plan benefits for the years ended December 31, 1998 and 1997, in conformity with generally accepted accounting principles.

     Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of "Assets Held for Investment Purposes" and "Reportable Transactions" are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan's management. The fund information in the statement of net assets available for plan benefits and statement of changes in net assets available for plan benefits is presented for purposes of additional analysis rather than to represent the net assets available for plan benefits and changes in net assets available for plan benefits of each fund. The supplemental schedules and the fund information have been subjected to the auditing procedures applied in the audits of the basic financial statements and in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

                                          MOHLER, NIXON & WILLIAMS
                                          Accountancy Corporation

Campbell, California
June 22, 1999

                               LORAL SAVINGS PLAN

              STATEMENTS OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
                             WITH FUND INFORMATION
                        AS OF DECEMBER 31, 1998 AND 1997
                                 (IN THOUSANDS)

                                                                1998        1997
                                                              --------    --------
Assets
  Investments at fair value:
     Participant directed:
       Fidelity Blue Chip Growth Fund.......................  $ 66,390    $ 50,009
       Fidelity Magellan Fund...............................    16,962      10,606
       Fidelity Growth & Income Portfolio...................    38,993      30,356
       Fidelity Asset Manager...............................     5,631       4,037
       Fidelity Overseas Fund...............................     4,324       3,577
       Fidelity Intermediate Bond Fund......................     3,504       1,973
       Fidelity Retirement Money Market Portfolio...........    41,833      42,952
       Fidelity Blended Income Fund.........................        --      19,502
       Fidelity Puritan Fund................................       183          --
       Fidelity Managed Income Portfolio II.................    20,463          --
       Spartan US Equity Index..............................     1,637          --
       Morgan Stanley Global Equity.........................       172          --
       PIMCO Total Return...................................       482          --
       PIMCO Capital Appreciation...........................       190          --
       PIMCO Mid Cap Growth.................................       489          --
       PIMCO High Yield.....................................       360          --
       Loral Stock Fund.....................................    93,960     112,600
       Participant Loans....................................     5,818       5,513
     Non-Participant Directed:
       Loral Stock Fund.....................................    11,466       8,003
       Globalstar Stock Fund................................       583         168
       Associates Stock Fund................................    15,231          --
       Ford Stock Fund......................................    40,851      38,272
                                                              --------    --------
          Total Investments at fair value...................   369,522     327,568
                                                              --------    --------
  Net assets available for Plan benefits....................  $369,522    $327,568
                                                              ========    ========

   The accompanying notes are an integral part of these financial statements.

                               LORAL SAVINGS PLAN

   STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS WITH FUND
                                  INFORMATION
                 FOR THE YEARS ENDED DECEMBER 31, 1998 AND 1997
                                 (IN THOUSANDS)

                                                                               PARTICIPANT DIRECTED
                                                       --------------------------------------------------------------------
                                                                               GROWTH
                                                       BLUE CHIP                  &                            INTERMEDIATE
                                                        GROWTH     MAGELLAN    INCOME      ASSET    OVERSEAS       BOND
                                                         FUND        FUND     PORTFOLIO   MANAGER     FUND         FUND
                                                       ---------   --------   ---------   -------   --------   ------------
For the Year ended December 31, 1998
Additions
 Contributions
  Rollovers..........................................   $   381    $   227     $   429    $   34     $   35       $    7
  Employer...........................................        34         11          37         4          2            4
  Participant........................................     3,765      1,673       3,018       578        551          284
 Loan repayments.....................................       503        154         282        62         49           23
 Investment Income
  Interest and dividends.............................     2,661        735       2,051     1,001         82          164
  Net investment gain (loss) from registered
   investment company................................     1,316        536       1,770        75        108           10
  Net appreciation (depreciation) in fair value of
   investments.......................................    12,956      2,568       4,658      (342)       207            7
                                                        -------    -------     -------    ------     ------       ------
 Total additions (reductions)........................    21,616      5,904      12,245     1,412      1,034          499
                                                        -------    -------     -------    ------     ------       ------
Deductions
 Benefits paid to participants.......................    (4,167)    (1,356)     (4,023)     (771)      (400)        (453)
 Loan withdrawals....................................      (482)      (130)       (322)      (88)       (47)         (43)
 Administrative expenses.............................        (3)        (1)         (7)       (2)        --           (1)
                                                        -------    -------     -------    ------     ------       ------
 Total deductions....................................    (4,652)    (1,487)     (4,352)     (861)      (447)        (497)
                                                        -------    -------     -------    ------     ------       ------
Interfund transfers..................................    (1,539)       256          74       480       (145)       1,380
Transfers from other Plans, net......................       956      1,683         670       563        305          149
                                                        -------    -------     -------    ------     ------       ------
Net increase (decrease)..............................    16,381      6,356       8,637     1,594        747        1,531
Net assets available for Plan benefits at December
 31, 1997............................................    50,009     10,606      30,356     4,037      3,577        1,973
                                                        -------    -------     -------    ------     ------       ------
Net assets available for Plan benefits at December
 31, 1998............................................   $66,390    $16,962     $38,993    $5,631     $4,324       $3,504
                                                        =======    =======     =======    ======     ======       ======
For the Year ended December 31, 1997
Additions
 Contributions
  Rollovers..........................................   $   467    $   464     $   836    $   47     $  333       $  185
  Employer...........................................        21          5          29         1          3            2
  Participant........................................     3,365      1,069       2,307       382        491          190
 Loan repayments.....................................       445        103         234        29         39           13
 Investment Income
  Interest and dividends.............................     2,479        626       1,356       338        189          100
  Net investment gain (loss) from registered
   investment company................................     1,622        560       1,657        70        140            2
  Net appreciation (depreciation) in fair value of
   investments.......................................     6,772        649       3,157       222        (33)          15
                                                        -------    -------     -------    ------     ------       ------
 Total additions (reductions)........................    15,171      3,476       9,576     1,089      1,162          507
                                                        -------    -------     -------    ------     ------       ------
Deductions
 Benefits paid to participants.......................    (4,801)    (1,334)     (2,583)      (46)      (280)         (55)
 Loan withdrawals....................................      (572)       (99)       (289)      (75)       (50)         (72)
 Administrative expenses.............................        (4)        (1)         (7)       (1)        --           (1)
                                                        -------    -------     -------    ------     ------       ------
 Total deductions....................................    (5,377)    (1,434)     (2,879)     (122)      (330)        (128)
                                                        -------    -------     -------    ------     ------       ------
Interfund transfers..................................      (906)     2,277       5,317       690        (58)         290
Transfers (to) from other Plans, net.................        27         --          31        --         --           --
                                                        -------    -------     -------    ------     ------       ------
Net increase.........................................     8,915      4,319      12,045     1,657        774          669
Net assets available for Plan benefits at December
 31, 1996............................................    41,094      6,287      18,311     2,380      2,803        1,304
                                                        -------    -------     -------    ------     ------       ------
Net assets available for Plan benefits at December
 31, 1997............................................   $50,009    $10,606     $30,356    $4,037     $3,577       $1,973
                                                        =======    =======     =======    ======     ======       ======

                                                                                  PARTICIPANT DIRECTED
                                                       ---------------------------------------------------------------------------
                                                       RETIREMENT                                       SPARTAN   MORGAN
                                                         MONEY      BLENDED                MANAGED        US      STANLEY   PIMCO
                                                         MARKET      INCOME    PURITAN      INCOME      EQUITY    GLOBAL    TOTAL
                                                       PORTFOLIO      FUND      FUND     PORTFOLIO II    INDEX    EQUITY    RETURN
                                                       ----------   --------   -------   ------------   -------   -------   ------
For the Year ended December 31, 1998
Additions
 Contributions
  Rollovers..........................................   $   765     $     --    $ 13       $    13      $   18     $  4      $ --
  Employer...........................................       314            6      --             5          --       --        --
  Participant........................................     1,840          497       9           350          59       11         7
 Loan repayments.....................................       287           41       1            45          13       --         1
 Investment Income
  Interest and dividends.............................     3,540          699       8           493           6        2        24
  Net investment gain (loss) from registered
   investment company................................        --           --      --            --          (2)      --         1
  Net appreciation (depreciation) in fair value of
   investments.......................................        --           --      11            --         192       15       (14)
                                                        -------     --------    ----       -------      ------     ----      ----
 Total additions (reductions)........................     6,746        1,243      42           906         286       32        19
                                                        -------     --------    ----       -------      ------     ----      ----
Deductions
 Benefits paid to participants.......................    (7,149)        (803)     --          (488)         --      (11)       --
 Loan withdrawals....................................      (384)          --      --           (48)         --       --        --
 Administrative expenses.............................       (18)          (1)     --            --          --       --        --
                                                        -------     --------    ----       -------      ------     ----      ----
 Total deductions....................................    (7,551)        (804)     --          (536)         --      (11)       --
                                                        -------     --------    ----       -------      ------     ----      ----
Interfund transfers..................................    (1,094)     (19,948)    141        20,092       1,351      151       463
Transfers from other Plans, net......................       780            7      --             1          --       --        --
                                                        -------     --------    ----       -------      ------     ----      ----
Net increase (decrease)..............................    (1,119)     (19,502)    183        20,463       1,637      172       482
Net assets available for Plan benefits at December
 31, 1997............................................    42,952       19,502      --            --          --       --        --
                                                        -------     --------    ----       -------      ------     ----      ----
Net assets available for Plan benefits at December
 31, 1998............................................   $41,833     $     --    $183       $20,463      $1,637     $172      $482
                                                        =======     ========    ====       =======      ======     ====      ====
For the Year ended December 31, 1997
Additions
 Contributions
  Rollovers..........................................   $ 1,507     $    144    $ --       $    --      $   --     $ --      $ --
  Employer...........................................       440            8      --            --          --       --        --
  Participant........................................     1,899          943      --            --          --       --        --
 Loan repayments.....................................       451          121      --            --          --       --        --
 Investment Income
  Interest and dividends.............................     3,530        1,197      --            --          --       --        --
  Net investment gain (loss) from registered
   investment company................................        --           --      --            --          --       --        --
  Net appreciation (depreciation) in fair value of
   investments.......................................        --           --      --            --          --       --        --
                                                        -------     --------    ----       -------      ------     ----      ----
 Total additions (reductions)........................     7,827        2,413      --            --          --       --        --
                                                        -------     --------    ----       -------      ------     ----      ----
Deductions
 Benefits paid to participants.......................    (5,221)      (1,326)     --            --          --       --        --
 Loan withdrawals....................................      (740)         (16)     --            --          --       --        --
 Administrative expenses.............................       (35)          (1)     --            --          --       --        --
                                                        -------     --------    ----       -------      ------     ----      ----
 Total deductions....................................    (5,996)      (1,343)     --            --          --       --        --
                                                        -------     --------    ----       -------      ------     ----      ----
Interfund transfers..................................      (358)        (385)     --            --          --       --        --
Transfers (to) from other Plans, net.................       195           (1)     --            --          --       --        --
                                                        -------     --------    ----       -------      ------     ----      ----
Net increase.........................................     1,668          684      --            --          --       --        --
Net assets available for Plan benefits at December
 31, 1996............................................    41,284       18,818      --            --          --       --        --
                                                        -------     --------    ----       -------      ------     ----      ----
Net assets available for Plan benefits at December
 31, 1997............................................   $42,952     $ 19,502    $ --       $    --      $   --     $ --      $ --
                                                        =======     ========    ====       =======      ======     ====      ====

                                                                        PARTICIPANT DIRECTED
                                                       -------------------------------------------------------

                                                          PIMCO        PIMCO    PIMCO    LORAL
                                                         CAPITAL      MID CAP   HIGH     STOCK     PARTICIPANT
                                                       APPRECIATION   GROWTH    YIELD     FUND        LOANS
                                                       ------------   -------   -----   --------   -----------
For the Year ended December 31, 1998
Additions
 Contributions
  Rollovers..........................................      $ 17        $  9     $  4    $    820     $    --
  Employer...........................................        --          --       --          --          --
  Participant........................................        15          12        3       6,384          --
 Loan repayments.....................................         1          --        1       1,108      (2,109)
 Investment Income
  Interest and dividends.............................        13          21        7          --          --
  Net investment gain (loss) from registered
   investment company................................         5           1       --       4,502          --
  Net appreciation (depreciation) in fair value of
   investments.......................................        15          48        1     (21,547)         --
                                                           ----        ----     ----    --------     -------
 Total additions (reductions)........................        66          91       16      (8,733)     (2,109)
                                                           ----        ----     ----    --------     -------
Deductions
 Benefits paid to participants.......................        --          (2)      --      (8,978)       (148)
 Loan withdrawals....................................        --          --       --        (866)      2,429
 Administrative expenses.............................        --          --       --          (5)         --
                                                           ----        ----     ----    --------     -------
 Total deductions....................................        --          (2)      --      (9,849)      2,281
                                                           ----        ----     ----    --------     -------
Interfund transfers..................................       124         400      344        (290)         --
Transfers from other Plans, net......................        --          --       --         232         133
                                                           ----        ----     ----    --------     -------
Net increase (decrease)..............................       190         489      360     (18,640)        305
Net assets available for Plan benefits at December
 31, 1997............................................        --          --       --     112,600       5,513
                                                           ----        ----     ----    --------     -------
Net assets available for Plan benefits at December
 31, 1998............................................      $190        $489     $360    $ 93,960     $ 5,818
                                                           ====        ====     ====    ========     =======
For the Year ended December 31, 1997
Additions
 Contributions
  Rollovers..........................................      $ --        $ --     $ --    $    922     $    --
  Employer...........................................        --          --       --          --          --
  Participant........................................        --          --       --       5,567          --
 Loan repayments.....................................        --          --       --       1,029      (2,046)
 Investment Income
  Interest and dividends.............................        --          --       --          --          --
  Net investment gain (loss) from registered
   investment company................................        --          --       --        (465)         --
  Net appreciation (depreciation) in fair value of
   investments.......................................        --          --       --      17,553          --
                                                           ----        ----     ----    --------     -------
 Total additions (reductions)........................        --          --       --      24,606      (2,046)
                                                           ----        ----     ----    --------     -------
Deductions
 Benefits paid to participants.......................        --          --       --      (5,118)        (38)
 Loan withdrawals....................................        --          --       --        (999)      3,181
 Administrative expenses.............................        --          --       --          (7)         --
                                                           ----        ----     ----    --------     -------
 Total deductions....................................        --          --       --      (6,124)      3,143
                                                           ----        ----     ----    --------     -------
Interfund transfers..................................        --          --       --      (5,425)         --
Transfers (to) from other Plans, net.................        --          --       --        (137)         --
                                                           ----        ----     ----    --------     -------
Net increase.........................................        --          --       --      12,920       1,097
Net assets available for Plan benefits at December
 31, 1996............................................        --          --       --      99,680       4,416
                                                           ----        ----     ----    --------     -------
Net assets available for Plan benefits at December
 31, 1997............................................      $ --        $ --     $ --    $112,600     $ 5,513
                                                           ====        ====     ====    ========     =======

                                                                       NON-PARTICIPANT DIRECTED
                                                       --------------------------------------------------------

                                                        LORAL    GLOABALSTAR   ASSOCIATES     FORD
                                                        STOCK       STOCK        STOCK       STOCK
                                                        FUND        FUND          FUND        FUND      TOTAL
                                                       -------   -----------   ----------   --------   --------
For the Year ended December 31, 1998
Additions
 Contributions
  Rollovers..........................................  $    --      $ --        $    --     $     --   $  2,776
  Employer...........................................    5,730       463             --                   6,610
  Participant........................................       --        --             --           --     19,056
 Loan repayments.....................................                 --             --                     462
 Investment Income
  Interest and dividends.............................       --        --             --       11,507
  Net investment gain (loss) from registered
   investment company................................      599                     (209)         172      8,884
  Net appreciation (depreciation) in fair value of
   investments.......................................   (2,866)      (40)           184       23,384     19,437
                                                       -------      ----        -------     --------   --------
 Total additions (reductions)........................    3,463       423            (25)      23,556     68,732
                                                       -------      ----        -------     --------   --------
Deductions
 Benefits paid to participants.......................       --        (5)          (731)      (2,740)   (32,225)
 Loan withdrawals....................................       --        --             (4)         (15)        --
 Administrative expenses.............................       --        --             --           --        (38)
                                                       -------      ----        -------     --------   --------
 Total deductions....................................       --        (5)          (735)      (2,755)   (32,263)
                                                       -------      ----        -------     --------   --------
Interfund transfers..................................       --        (3)        15,991      (18,228)        --
Transfers from other Plans, net......................       --        --             --            6      5,485
                                                       -------      ----        -------     --------   --------
Net increase (decrease)..............................    3,463       415         15,231        2,579     41,954
Net assets available for Plan benefits at December
 31, 1997............................................    8,003       168             --       38,272    327,568
                                                       -------      ----        -------     --------   --------
Net assets available for Plan benefits at December
 31, 1998............................................  $11,466      $583        $15,231     $ 40,851   $369,522
                                                       =======      ====        =======     ========   ========
For the Year ended December 31, 1997
Additions
 Contributions
  Rollovers..........................................  $    --      $ --        $    --     $     --   $  4,905
  Employer...........................................    5,106       157             --                   5,772
  Participant........................................       --        --             --           --     16,213
 Loan repayments.....................................                 --             --                     418
 Investment Income
  Interest and dividends.............................       --        --                       9,815
  Net investment gain (loss) from registered
   investment company................................       50        --             --       10,479     14,115
  Net appreciation (depreciation) in fair value of
   investments.......................................       --        12             --        3,328     31,675
                                                       -------      ----        -------     --------   --------
 Total additions (reductions)........................    5,156       169             --       13,807     82,913
                                                       -------      ----        -------     --------   --------
Deductions
 Benefits paid to participants.......................       --        (1)            --       (2,906)   (23,709)
 Loan withdrawals....................................     (249)       --             --          (20)        --
 Administrative expenses.............................       --        --             --           --        (57)
                                                       -------      ----        -------     --------   --------
 Total deductions....................................     (249)       (1)            --       (2,926)   (23,766)
                                                       -------      ----        -------     --------   --------
Interfund transfers..................................      (26)       --             --       (1,416)        --
Transfers (to) from other Plans, net.................      (51)       --             --           --         64
                                                       -------      ----        -------     --------   --------
Net increase.........................................    4,830       168             --        9,465     59,211
Net assets available for Plan benefits at December
 31, 1996............................................    3,173        --             --       28,807    268,357
                                                       -------      ----        -------     --------   --------
Net assets available for Plan benefits at December
 31, 1997............................................  $ 8,003      $168        $    --     $ 38,272   $327,568
                                                       =======      ====        =======     ========   ========

   The accompanying notes are an integral part of these financial statements.

                               LORAL SAVINGS PLAN

                         NOTES TO FINANCIAL STATEMENTS
                               DECEMBER 31, 1998

1. PLAN DESCRIPTION

  General

     The Loral Savings Plan (the "Plan") was established on April 23, 1996 following the spin-off and formation of Loral Space & Communications Ltd. ("Loral"). It was established for the benefit of employees of certain affiliates of Loral (collectively referred to as the "Employer"), and is sponsored by Space Systems/ Loral, Inc. ("SS/L").

     On March 14, 1997, Loral acquired Skynet Satellite Services ("Skynet") from AT&T. On that date all Skynet employees were eligible to become participants of the Plan.

     On March 20, 1998, Loral acquired Orion Network Systems, Inc. ("Orion"). On that date all Orion employees were eligible to become participants of the Plan.

     On April 7, 1998, in accordance with the spin-off of Associates First Capital Corporation ("Associates") from the Ford Motor Company ("Ford"), the Associates Stock Fund was formed and the corresponding ownership interests (valued at approximately $16.8 million) were transferred from the Ford Stock Fund to the Associates Stock Fund.

     On August 1, 1998 the Fidelity Blended Income Fund was merged into the Fidelity Managed Income Portfolio II.

     The Plan is a defined contribution plan designed to provide eligible employees with systematic savings and tax-advantaged long-term savings for retirement. It is subject to the provisions of the Employee Retirement Income Security Act of 1974 ("ERISA"). Regular full-time and regular part-time employees are eligible to participate in the Plan as of their date of hire.

     A complete description of the Plan's provisions is contained in the Plan document.

  Investment Options

     Participants may direct their contributions in 5% increments in any of the following investment options:

          Loral Stock Fund -- Funds are primarily invested in Loral Space & Communications Ltd. Common Stock ("Loral Common Stock") and are reflected as participant directed in the accompanying financial statements. Assets invested in the Loral Stock Fund are expressed in units of participation rather than shares of Loral Common Stock. Such units represent a proportionate interest in all assets of the Loral Stock Fund, which includes Loral Common Stock and the Fidelity Short Term Interest Fund. A net asset value per unit of participation is determined daily for each outstanding unit of the Loral Stock Fund.

          Fidelity Blue Chip Growth Fund -- Funds are primarily invested in a diversified portfolio of domestic and foreign common stocks of well-known and established companies. The fund may also invest in companies with strong earnings and future growth potential.

          Fidelity Growth & Income Portfolio -- Funds are invested in domestic and foreign securities (common stocks, securities convertible into common stocks, preferred stocks and fixed income securities) of companies that offer potential growth of earnings while paying current dividends. The fund may also invest in bonds.

          Fidelity Asset Manager -- Funds are invested in stocks, bonds, short-term investments, and money market instruments, both in the U.S. and abroad, to blend the long-term performance of equity and fixed income investments. Over time the fund will generally aim for the following mix of investments: 50% stocks, 40% bonds and 10% money-market funds.

                               LORAL SAVINGS PLAN

                               DECEMBER 31, 1998

          Fidelity Magellan Fund -- Funds are invested for capital appreciation in both well known and lesser known stocks of domestic, and foreign companies with above average growth potential and a corresponding high level of risk. The fund can invest up to 20% of its holdings in bonds of any quality.

          Fidelity Overseas Fund -- Funds are primarily invested in equity securities of issuers whose principal activities take place outside the U.S. with the objective of long-term growth. The majority of the assets are invested in stocks, but may also include debt securities of any quality.

          Fidelity Retirement Money Market Portfolio -- Funds are invested in a diversified portfolio of U.S. and foreign issuers of high-quality, interest-bearing, money market instruments with short-term maturities.

          Fidelity Managed Income Portfolio II -- Funds are invested in investment contracts offered by major insurance companies and other approved financial institutions and in certain types of fixed income securities. Investment contracts provide for the payment of a specified rate of interest to the fund and for the repayment of principal when the contract matures.

          Fidelity Blended Income Fund -- Funds are invested in guaranteed investment contracts with various insurance companies, the Fidelity Commingled Pool Fund, the Fidelity Institutional Money Market Fund, and the Fidelity Short-Term Interest Fund. The investment contracts have fixed rates of interest for fixed periods of time. Pending the purchase of investment contracts, funds are invested in the Fidelity Institutional Money Market Fund. This fund was discontinued effective August 1, 1998, when it merged into the Fidelity Managed Income Portfolio II.

          Fidelity Intermediate Bond Fund -- Funds are invested in all types of investment grade bonds, including foreign, U.S. government, and corporate issues with intermediate maturities. The fund normally maintains an average maturity of three to 10 years.

          Fidelity Puritan Fund -- Funds are invested in high-yielding U.S. and foreign securities, including common and preferred stocks, and bonds of any quality or maturity.

          PIMCO High Yield Fund -- Funds are invested primarily in U.S. dollar-denominated bonds of domestic and foreign issuers rated below investment grade, but with at least a B rating. PIMCO focuses its investments on the relatively higher-quality securities within the "junk bond" ratings. These investments may provide greater potential for higher earnings, but they may also have an increased risk of failure to repay principal or make interest payments.

          PIMCO Total Return Fund -- Funds are invested in all types of bonds, including U.S. government, corporate, mortgage and foreign. While the fund maintains an average portfolio duration of three to six years (approximately equal to an average maturity of five to twelve years), investments may also include short-term and long-term bonds.

          PIMCO Mid Cap Growth Fund -- Funds are invested in common stocks of companies worth at least $500 million (excluding the 250 companies with the highest market capitalization) with the potential for growth.

          Spartan U.S. Equity Index Fund -- Funds are invested primarily in the 500 companies that make up the S&P 500 and in other securities that are based on the value of the S&P 500. The fund's manager focuses on duplicating the composition and performance of the S&P 500, as opposed to a strategy of selecting attractive stocks.

          PIMCO Capital Appreciation Fund -- Funds are invested in common stocks of companies selected from the 1,000 largest stocks (measured by market capitalization) with the potential for growth.

                               LORAL SAVINGS PLAN

                               DECEMBER 31, 1998

          Morgan Stanley Dean Witter Global Equity Portfolio Class B -- Funds are invested in a diversified worldwide selection of stocks. Normally at least 20% of the portfolio's total assets will be invested in U.S. common stocks. The rest will be invested in stocks of issuers located throughout the world, primarily from stock exchanges of developed countries. The portfolio may also have some exposure to investments in emerging markets, which pose greater risk.

     The Ford Stock Fund is a carry-over fund resulting from the transfer of assets from a prior plan. Contributions and reinvestment of dividends into this fund are not permitted. Dividends received on Ford common stock are invested in the Fidelity Retirement Money Market Fund. Assets invested in the Ford Stock Fund are expressed in units of participation rather than shares of Ford common stock. Such units represent a proportionate interest in all assets of the Ford Stock Fund, which includes Ford common stock and the Fidelity Short Term Interest Fund. A net asset value per unit of participation is determined daily for each outstanding unit of the Ford Stock Fund (see Associates Stock Fund below).

     Associates Stock Fund -- This fund was formed pursuant to the spin-off of Associates from Ford (see Note 1 General). Contributions and reinvestment of dividends into this fund are not permitted. Dividends received on Associates common stock are invested in the Fidelity Retirement Money Market Fund. Assets invested in the Associates Stock Fund are expressed in units of participation rather than shares of Associates common stock. Such units represent a proportionate interest in all assets of the Associates Stock Fund, which includes Associates common stock and the Fidelity Short Term Interest Fund. A net asset value per unit of participation is determined daily for each outstanding unit of the Associates Stock Fund.

     The Globalstar Stock Fund reflects the employer match for employees of Globalstar L.P. ("Globalstar") only. Assets invested in the fund are expressed in units of participation rather than shares of Globalstar Telecommunications Ltd. common stock. Such units represent a proportionate interest in all assets of the Globalstar Stock Fund, which includes Globalstar common stock and the Fidelity Short Term Interest Fund. Participant contributions into this fund are not permitted.

     As of December 31, 1998, there were approximately 4,500 participants in the Plan.

  Participant Accounts

     A participant's account is credited with the participant's contribution, the employer's matching contribution and an allocation of Plan earnings or losses, net of certain investment management fees. Allocations are based on a participant's account balance as a percentage of the sum of all participants' account balances.

  Vesting and Forfeitures

     Participants are immediately vested in their contributions plus actual earnings thereon. Generally, participants vest 100% in employer contributions plus actual earnings thereon after completion of five years of service and, thereafter, vest immediately in all future employer contributions. On termination of service due to death, disability, or retirement, participants become fully vested. Non-vested employer contributions are forfeited upon termination or withdrawal. These amounts are used for certain Plan administrative expenses or to reduce future employer contributions. Forfeitures for the years ended December 31, 1998 and 1997 were approximately $389,000 and $97,000, respectively.

  Contributions

     The Plan has both a Tax-Efficient Savings ("TES") and a Regular Savings feature. Under the Plan, and subject to limits imposed by the Internal Revenue Code ("IRC"), participants, except for Skynet participants, may elect a reduction in eligible salary up to 15% with a corresponding TES contribution in the same amount made to the Plan by the Employer on their behalf. Such contributions are excluded from the participant's

                               LORAL SAVINGS PLAN

                               DECEMBER 31, 1998

taxable income. Subject to limits imposed by the IRC, participants may also contribute up to 10% of their base salaries to the Regular Savings feature of the Plan on an after-tax basis. Skynet participants may elect to contribute from 2% to 16% of eligible compensation which can be either on a TES or after-tax basis.

     Participants' contributions are generally matched at a rate of $.60 for each dollar of TES and/or Regular Savings contributions, up to 6% of a participant's base salary, unless the Employer determines to make a different contribution or no contribution. With the exception of Globalstar employees, all employer matching contributions are generally invested in the Loral Stock Fund. Since August 1, 1997, for Globalstar employees' the employer matching contributions are invested in the Globalstar Stock Fund. Employer contributions related to Globalstar employees may be transferred to any of the participant directed funds. All employer matching contributions remaining in the non-participant directed Loral Stock Fund or the Globalstar Stock Fund are reflected as non-participant directed in the accompanying financial statements. Participants who are 55 years old and have 10 years of service may direct their employer matching contributions to any available investment option except the Ford Stock Fund, the Associates Stock Fund and the Globalstar Stock Fund.

  Payment of Benefits

     Upon termination, participants receive the vested portion of their account balance as soon as practicable after termination. Terminated participants who have an account balance in excess of $5,000 may elect to leave their account balance in the Plan or withdraw it at any time up to age 65.

     Assets in a participant's TES account may be withdrawn only for financial hardship before termination of employment or before reaching age 59 and one-half. Financial hardship is determined pursuant to provisions of the IRC. Generally, a 10% penalty will be imposed on certain withdrawals of pre-tax assets made before the participant reaches age 59 and one-half. After age 59 and one-half, TES assets may be withdrawn in total or in part at any time.

     Assets in a participant's Regular Savings account may be withdrawn in total or in part at any time in accordance with the Plan provisions.

     Withdrawals of employer contributions for active participants are available at the end of the two-year period following the year in which the employer contributions were made, if they are vested.

  Payment of Administrative Expenses

     Most administrative expenses are paid by the Plan. The Plan permits the Employer to use forfeitures from participants' non-vested accounts to pay certain administrative expenses. Expenses not paid by the Plan are the responsibility of the Employer.

  Participant Loans

     The Plan permits active participants to borrow from assets in their TES accounts. The minimum loan amount is $1,000. The maximum loan permitted is the lesser of: (1) $50,000 minus the highest outstanding loan balance during the last twelve months, (2) 50% of the vested account balance, or (3) the assets in the TES Account which are eligible for a loan. The amounts in (2) and (3) are reduced by any loan balance outstanding. Participants may have only one outstanding loan at a time. No new loans will be made until all outstanding loans are repaid. The interest rate for a loan is the prime rate as defined in the Plan document, and remains the same for the term of the loan. Interest rates for outstanding loans range from 6% to 10 1/2%.

     The term of a loan can be up to five years except for loans to purchase a primary residence, which can have a term of up to 10 years. Loan repayment is made through payroll deductions. Repayment of the entire

                               LORAL SAVINGS PLAN

                               DECEMBER 31, 1998

loan balance is permitted at any time. All loan repayments are allocated to the investment funds elected by a participant for current TES Contributions.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

  Basis of Accounting

     The financial statements of the Plan are prepared under the accrual method of accounting.

  Investment Valuation and Income Recognition

     The Plan's investments are stated at fair value or contract value.

     Investments in Loral Stock Fund, Globalstar Stock Fund, Associates Stock Fund and Ford Stock Fund are valued at net asset value per unit of participation.

     Shares of registered investment company funds are valued at quoted market prices which represent the net asset value of shares held by the Plan at year-end.

     Loans receivable from participants are valued at cost which approximates fair value.

     Guaranteed investment contracts with various insurance companies held in the Blended Income Fund at December 31, 1997, are stated at contract value as reported by the insurance companies. Contract value represents contributions made under the contract, plus earnings at the contract rate, less withdrawals and expenses (see Note 4).

     The Plan presents in the statements of changes in net assets available for plan benefits with fund information, the net appreciation (depreciation) in the fair value of its investments which consists of the realized gains or losses and the unrealized appreciation (depreciation) of those investments.

     Investment transactions are accounted for on a trade date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded when earned.

  Payment of Benefits

     Benefits are recorded when paid.

  Estimates

     The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, and the changes therein, and the disclosure of contingent assets and liabilities. Actual results could differ from estimates.

  Risks and Uncertainties

     The Plan provides for various investment options in any combination of stocks, bonds, fixed income securities, mutual funds, and other investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit. Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near term would materially affect participants' account balances and the amounts reported in the statement of net assets available for plan benefits with fund information and the statements of changes in net assets available for plan benefits with fund information.

                               LORAL SAVINGS PLAN

                               DECEMBER 31, 1998

  Financial Instruments

     Fidelity may enter into forward foreign currency contracts to protect securities and related receivables and payables against fluctuations in future foreign currency rates. A forward contract is an agreement to buy or sell currencies of different countries on a specified future date at a specified rate. Risks associated with such contracts include the movement in the value of the foreign currency relative to the U.S. dollar and the ability of the counterparty to perform. The market value of the contract will fluctuate with changes in currency exchange rates.

     Fidelity may invest in futures and option contracts solely for the purpose of managing its exposure to the stock and bond markets and fluctuations in interest rates. The use of futures and option transactions involves the risk of imperfect correlation in movements in the price of futures and option contracts; interest rates and the underlying hedged assets, and the possible inability of counterparties to meet the term of their contracts. When the contract is closed, a realized gain or loss equal to the difference between the value of the contract at the time it was opened and the value at the time it was closed is recorded.

                               LORAL SAVINGS PLAN

                               DECEMBER 31, 1998

3. INVESTMENTS

     Plan investments as of December 31, 1998 and 1997 were as follows (dollars in thousands):

                                                             DECEMBER 31, 1998
                                               ---------------------------------------------
                                                 FACE AMOUNT          FAIR/
                                               OR SHARES/UNITS    CONTRACT VALUE      COST
                                               ---------------    --------------    --------
Loral Stock Fund**...........................     8,837,031          $105,426*      $101,619
Fidelity Blue Chip Growth Fund...............     1,317,517            66,390*        46,122
Fidelity Magellan Fund.......................       140,387            16,962         13,123
Fidelity Growth & Income Portfolio...........           851            38,993*        29,526
Fidelity Asset Manager.......................       323,809             5,631          5,753
Fidelity Overseas Fund.......................       120,185             4,324          4,042
Fidelity Intermediate Bond Fund..............       341,196             3,504          3,464
Fidelity Retirement Money Market Portfolio...    41,833,345            41,833*        41,833
Fidelity Managed Income Portfolio II.........    20,463,180            20,463*        20,463
Fidelity Puritan Fund........................         9,101               183            173
Spartan U.S. Equity Index Fund...............     1,637,487             1,637          1,450
Morgan Stanley Dean Witter Global Equity
  Portfolio..................................         8,355               172            158
PIMCO Total Return Fund......................        45,762               482            496
PIMCO Capital Appreciation Fund..............         7,672               190            180
PIMCO Mid Cap Growth Fund....................        21,257               489            438
PIMCO High Yield Fund........................        31,810               360            359
Associates Stock Fund........................       663,352            15,231          6,317
Globalstar Stock Fund........................        48,271               583            611
Ford Stock Fund..............................     2,588,781            40,851*        12,846
Participant Loans............................                           5,818
                                                                     --------
                                                                     $369,522
                                                                     ========
                                                             DECEMBER 31, 1997
                                               ---------------------------------------------
Loral Stock Fund**...........................     8,469,315          $120,603*      $ 89,429
Fidelity Blue Chip Growth Fund...............     1,267,337            50,009*        41,915
Fidelity Magellan Fund.......................       111,322            10,606          9,380
Fidelity Growth & Income Portfolio...........       796,742            30,356*        25,449
Fidelity Asset Manager.......................       219,986             4,037          3,780
Fidelity Overseas Fund.......................       109,918             3,577          3,554
Fidelity Intermediate Bond Fund..............       194,045             1,973          1,949
Fidelity Retirement Money Market Portfolio...    42,952,470            42,952*        42,952
Blended Income Fund:
  Fidelity Commingled Pool...................    16,471,973            16,472*        16,472
  Fidelity Institutional Money Market........     3,029,719             3,030          3,030
                                                                     --------       --------
                                                                       19,502         19,502
Globalstar Stock Fund........................        11,408               168            156
Ford Stock Fund..............................     2,895,038            38,272*        21,999
Participant Loans............................                           5,513
                                                                     --------
                                                                     $327,568
                                                                     ========

---------------
 * Represents greater than 5% of net assets available for plan benefits.
** Includes both participant directed and non-participant directed amounts.

                               LORAL SAVINGS PLAN

                               DECEMBER 31, 1998

4. GUARANTEED INVESTMENT CONTRACTS WITH INSURANCE COMPANIES

     The Plan had invested in several guaranteed investment contracts with insurance companies, which were included in the Blended Income Fund. The guaranteed investment contracts are stated at contract value, which approximates fair value. As of December 31, 1998, the Plan had no investments in such contracts. For the year ended December 31, 1997, the crediting interest rate for the sole investment contract was 7.96%.

5. PLAN TERMINATION

     Although the Employer has not expressed an intent to do so, the Employer can discontinue its contributions at any time and terminate the Plan subject to the provisions of ERISA. In the event of a discontinuance and/or termination of the Plan, participants will become 100% vested and the net assets of the Plan will be allocated among the participants and their beneficiaries in accordance with the provisions of ERISA.

6. TAX STATUS

     The Employer intends to seek a determination from the Internal Revenue Service that the Plan and related trust are designed in accordance with applicable sections of the IRC.

     Based upon present applicable laws and regulations, participants will not be subject to Federal income tax on the TES contributions or Employer contributions made on their behalf or on the earnings credited to their account until such time as they are withdrawn.

7. CONCENTRATION OF CREDIT RISK

     At December 31, 1998 and 1997, approximately 54% and 50%, respectively, of the Plan's assets were invested in Fidelity Funds and 29% and 37%, respectively, in the Loral Stock Fund.

                               LORAL SAVINGS PLAN

          ITEM 27a -- SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                            AS OF DECEMBER 31, 1998
                             (DOLLARS IN THOUSANDS)

     IDENTITY OF ISSUE, BORROWER,        DESCRIPTION OF INVESTMENT INCLUDING MATURITY                    CURRENT
       LESSOR OR SIMILAR PARTY     DATE, RATE OF INTEREST, COLLATERAL, PAR OR MATURITY VALUE    COST      VALUE
(a)              (b)                                          (c)                               (d)        (e)
---  ----------------------------  ---------------------------------------------------------  --------   --------
 *   Loral Stock Fund              Common Stock                                               $101,619   $105,426
     Ford Stock Fund               Common Stock                                                 12,846     40,851
     Associates Stock Fund         Common Stock                                                  6,317     15,231
 *   Globalstar Stock Fund         Common Stock                                                    611        583
 *   Fidelity Management Trust
       Company                     Blue Chip Growth Fund                                        46,122     66,390
                                   Growth & Income Fund                                         29,526     38,993
                                   Asset Manager                                                 5,753      5,631
                                   Magellan Fund                                                13,123     16,962
                                   Overseas Fund                                                 4,042      4,324
                                   Retirement Money Market Portfolio                            41,833     41,833
                                   Intermediate Bond Fund                                        3,464      3,504
                                   Managed Income Portfolio II                                  20,463     20,463
                                   Puritan Fund                                                    173        183
                                   Spartan U.S. Equity Index                                     1,450      1,637
     Morgan Stanley-Dean Witter    Global Equity Portfolio Class B                                 158        172
     PIMCO                         Total Return Fund                                               496        482
                                   Capital Appreciation Fund                                       180        190
                                   Mid Cap Growth Fund                                             438        489
                                   High Yield Fund                                                 359        360
 *   Participant Loans             Interest rates ranging from 6% to 10 1/2%                                5,818
                                                                                                         --------
                                                                                                         $369,522
                                                                                                         ========

---------------
* Party-in-interest

                               LORAL SAVINGS PLAN

                ITEM 27d -- SCHEDULE OF REPORTABLE TRANSACTIONS
                      FOR THE YEAR ENDED DECEMBER 31, 1998
                             (DOLLARS IN THOUSANDS)

                        DESCRIPTION OF ASSET
    IDENTITY OF      (INCLUDE INTEREST RATE AND  TOTAL NUMBER   TOTAL NUMBER   TOTAL VALUE    TOTAL VALUE   NET GAIN
  PARTY INVOLVED     MATURITY IN CASE OF LOAN)   OF PURCHASES     OF SALES     OF PURCHASES    OF SALES     OR LOSS
        (a)                     (b)                  (c)            (d)            (e)            (f)         (g)
-------------------  --------------------------  ------------   ------------   ------------   -----------   --------
*Fidelity
  Management Trust
  Company            Blue Chip Growth Fund           250            234          $15,686        $13,576      $2,097
                     Growth & Income Fund            247            227           22,960         20,752       1,869
                     Magellan Fund                   244            201            9,877          6,625         491
                     Retirement Money Market
                       Portfolio                     256            252           47,974         49,093          --
                     Managed Income Portfolio
                       II                             74             60           21,874          1,411          --
                     Blended Income Fund             105             96            4,751         24,253          --
*Loral Stock Fund    Common Stock                    252            251           66,109         61,974       8,156
Associates Stock
  Fund               Common Stock                     91             87           16,758          1,503         648

---------------
* Party-in-interest